Report in Respect of Voting Results Pursuant to Section 11.3 of National
Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of shareholders of Medicure Inc. (the "Corporation") held October 25, 2005 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome
1.	Ordinary resolution to elect the following four directors for the ensuing year: Albert D. Friesen Arnold Naimark William A. Cochrane Gerald P. McDole.	Resolution approved.
2.	Ordinary resolution to appoint KPMG LLP as the auditors for the ensuing year and to fix the remuneration to be paid to KPMG LLP.	Resolution approved.
3.	To approve, with or without variation, as an ordinary resolution, the text of which is set forth in Particulars of Matter to be Acted Upon, Section “E” of the Management Proxy Circular, of the entering into by the Corporation of a shareholder rights plan agreement with Computershare Trust Company of Canada, as rights agent.	Resolution approved.
4.

Ordinary resolution that the incentive stock option plan (the "Plan") of the Corporation be amended as follows:

  the maximum number of common shares issuable under the Plan be increased by 2,500,000 so that the maximum number of common shares issuable under the Plan is 7,200,000 and Section 3 of the Plan be amended accordingly, and the same is hereby authorized and approved; and
  notwithstanding and without in any way derogating from prior option grants, the maximum term of options granted under the Plan is increased from five years to ten years and Section 9 of the Plan be amended accordingly, and the same is hereby authorized and approved.
Resolution approved.

All resolutions were approved by a show of hands.

Dated at Winnipeg, Manitoba as of the 31st day of October, 2005.

Medicure Inc.
Per: "Derek Reimer"
Derek Reimer
Chief Financial Officer and Secretary